Exhibit (18)
Calculation of Filing Fee Tables
N-14 8C
(Form Type)

Barings Private Credit Corporation
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule or Carry Forward	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)
Fees to Be Paid	Debt	6.150% Notes Due 2030	Rule 457(a)	$400,000,000	100%	$400,000,000	0.0001381	$55,240
Fees to Be Paid	Debt	5.750% Notes Due 2029	Rule 457(a)	$350,000,000	100%	$350,000,000	0.0001381	$48,335
Fees Previously Paid	—	—	—	—	—	—		—
	Total Offering Amounts					$750,000,000		$103,575
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$103,575

(1)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933 and computed pursuant to Rule 457(a) and 457(f)(2) of the Securities Act of 1933.